Exhibit 1.1

June 9, 2004

Mr. Robert E. Balletto

Chief Executive Officer

Georgetown Savings Bank

7 North Street

Georgetown, MA 01833

Dear Mr. Balletto:

This proposal is being made in connection with the proposed minority stock offering (the “Offering”) by Georgetown Bancorp, Inc. (the “Company”), the proposed mid-tier stock holding company of Georgetown Savings Bank (the “Bank”).

Keefe, Bruyette and Woods, Inc. (“KBW”) will act as the Company’s and the Bank’s exclusive financial advisor and marketing agent in connection with the Offering. This letter sets forth selected terms and conditions of our engagement.

1. Advisory/Offering Services. As the Bank’s and Company’s financial advisor and marketing agent, KBW will provide the Bank and the Company with a comprehensive program of services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. KBW will provide financial and logistical advice to the Bank and the Company concerning the Offering and related issues. KBW will assist in providing Offering enhancement services intended to maximize stock sales in the Subscription Offering and to residents of the Bank’s market area, if necessary, in the Community Offering.

KBW shall provide financial advisory services to the Bank which are typical in connection with an equity offering and include, but are not limited to, overall financial analysis of the Company and the Bank with a focus on identifying factors which impact the valuation of the common stock and providing the appropriate recommendations for the equity valuation.

Additionally, post Offering financial advisory services will include advice on shareholder relations, after-market trading, dividend policy (for both regular and special dividends), stock repurchase strategy, communication with market makers and financial modeling (see Section 8 for details). Prior to the closing of the Offering, KBW shall furnish to the Company a Post-Offering reference manual, which will include specifics relative to these items. (The nature of the services to be provided by KBW as the Bank’s and the Company’s financial advisor and marketing agent is further described in Exhibit A attached hereto.)

Mr. Robert E. Balletto

June 9, 2004

2. Preparation of Offering Documents. The Bank, the Company and their counsel will draft the Registration Statement, Form MHC-2, Prospectus and other documents to be used in connection with the Offering and minority stock issuance. KBW will attend meetings to review these documents and advise you on their form and content. KBW and its counsel will draft appropriate agency agreement and related documents as well as marketing materials other than the Prospectus.

3. Due Diligence Review. Prior to filing the Registration Statement, Application for Offering or any offering or other documents naming KBW as the Bank’s and the Company’s financial advisor and marketing agent, KBW and their representatives will undertake substantial investigations to learn about the Bank’s business and operations (“due diligence review”) in order to confirm information provided to us and to evaluate information to be contained in the Bank’s and/or the Company’s offering documents. The Bank agrees that it will make available to KBW all relevant information, whether or not publicly available, which KBW reasonably requests, and will permit KBW to discuss with management the operations and prospects of the Bank. KBW will treat all material non-public information as confidential. The Bank acknowledges that KBW will rely upon the accuracy and completeness of all information received from the Bank, its officers, directors, employees, agents and representatives, accountants and counsel including this letter to serve as the Bank’s and the Company’s financial advisor and marketing agent.

4. Regulatory Filings. The Bank and/or the Company will cause appropriate Offering documents to be filed with all appropriate regulatory agencies including, the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”), the Office of Thrift Supervision (“OTS”), and such state securities commissioners as may be determined by the Bank.

5. Agency Agreement. The specific terms of KBW’s services, including stock offering enhancement and syndicated offering services contemplated in this letter shall be set forth in a mutually agreed upon Agency Agreement between KBW and the Bank and the Company to be executed prior to commencement of the Offering, and dated the date that the Company’s Prospectus is declared effective and/or authorized to be disseminated by the appropriate regulatory agencies, the SEC, the NASD, the OTS and such state securities commissioners and other regulatory agencies as required by applicable law.

6. Representations, Warranties and Covenants. The Agency Agreement will provide for to be agreed upon representations, warranties and covenants by the Bank and KBW, and for the Company to indemnify KBW and their controlling persons (and, if applicable, the members of the selling group and their controlling persons), and for KBW to indemnify the Bank and the Company against certain liabilities, including, without limitation, liabilities under the Securities Act of 1933, to the extent applicable.

7. Fees. For the services hereunder, the Bank and/or Company shall pay the following fees to KBW at closing unless stated otherwise:

Mr. Robert E. Balletto

June 9, 2004

(a)	Management Fee. A Management Fee of $25,000 payable in four consecutive monthly installments of $6,250 commencing with the adoption of the Plan of Stock Issuance. Such fees shall be deemed to have been earned when due. Should the Offering be terminated for any reason not attributable to the action or inaction of KBW, KBW shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

(b)	Success Fee: The greater of a 1.00% Success Fee or $100,000 shall be paid to KBW upon consummation of the transaction. The Success Fee of 1.00% shall be charged based on the aggregate Purchase Price of Common Stock sold in the Subscription Offering and Community Offering excluding shares purchased by the Bank’s officers, directors, or employees (or members of their immediate family) and any ESOP, tax-qualified or stock based compensation plans (except IRA’s) or similar plan created by the Bank for some or all of its directors or employees. The Management Fee described in 7(a) will be applied against the Success Fee.

(c)	Broker-Dealer Pass-Through. If any shares of the Company’s stock remain available after the subscription offering, at the request of the Bank, KBW will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in the selected dealers agreement. KBW will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of the Bank and the Plan of Offering. KBW will be paid a fee not to exceed 5.5% of the aggregate Purchase Price of the shares of common stock sold by them. From this fee, KBW will pass onto selected broker-dealers, who assist in the syndicated community offering, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer. The decision to utilize selected broker-dealers will be made by the Bank upon consultation with KBW. In the event, with respect to any stock purchases, fees are paid pursuant to this subparagraph 7(c), such fees shall be in lieu of, and not in addition to, payment pursuant to subparagraph 7(b).

8. Additional Services. KBW further agrees to provide general financial advisory assistance to the Company and the Bank for a period of five years following completion of the Offering, including formation of a dividend policy and share repurchase program, assistance with shareholder reporting and shareholder relations matters, general advice on mergers and acquisitions and other related financial matters, without the payment by the Company and the Bank of any fees in addition to those set forth in Section 7 hereof. If, however, a specific buy side assignment were to

Mr. Robert E. Balletto

June 9, 2004

develop, KBW would look to develop a separate and specific engagement letter tailored to the such a transaction, while simultaneously maintaining the elements of this agreement in good standing.

As part of the post Offering financial advisory services, KBW will specifically conduct the following:

I.	Build a proprietary financial model of the Company’s financials that forecasts the balance sheet and income statement for a five-year period. This model will be an interactive model whereby management and KBW will be able to run real time scenarios that illustrate various ways to enhance shareholder value. Some of these strategies would include:

➢	Share repurchases to enhance earnings per share and return on average equity (“ROAE”)

➢	Providing cash dividends to the existing shareholder base to enhance return on average equity (“ROAE”)

➢	Deploying excess capital into various loan and security classes to increase yields while maintaining adequate credit quality

➢	Increasing core deposits to enhance the existing funding mix and the intrinsic value such a mix can achieve

➢	Creating cost reduction strategies to decrease the efficiency ratio while simultaneously enhancing return on average equity (“ROAE”) and return on average assets (“ROAA”)

II.	Build a discounted free capital model that serves to arrive at a theoretical valuation of the Company on both a stand-alone and take-out basis. This model will be derived from the forecast produced from the aforementioned financial forecast model (see above) and will serve to continually focus the Company on enhancing shareholder value.

III.	Continually update the Company on the merger & acquisition market with specific attention being paid to comparable transactions in terms of charter, size, region, capital levels and profitability. Such updates will serve as a benchmark for understanding how merger and acquisition pricing is influenced by various profitability and efficiency metrics and will serve to keep the Company focused on continuing to achieve further franchise value.

9. Expenses. The Bank will bear those expenses of the proposed offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, “Blue Sky,” and NASD filing and registration fees; the fees of the Bank’s accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Offering; the fees set forth in Section 7; and fees for “Blue Sky” legal work. If KBW incurs expenses on behalf

Mr. Robert E. Balletto

June 9, 2004

of Client, Client will reimburse KBW for such expenses.

KBW shall be reimbursed for reasonable out-of-pocket expenses, including costs of travel, meals and lodging, photocopying, telephone, facsimile and couriers not to exceed $10,000. The selection of KBW’s counsel will be done by KBW, with the approval of the Bank. The Bank will reimburse KBW for the fees and expenses of its counsel which will not exceed $35,000.

10. Conditions. KBW’s willingness and obligation to proceed hereunder shall be subject to, among other things, satisfaction of the following conditions in KBW’s opinion, which opinion shall have been formed in good faith by KBW after reasonable determination and consideration of all relevant factors: (a) full and satisfactory disclosure of all relevant material, financial and other information in the disclosure documents and a determination by KBW, in its sole discretion, that the sale of stock on the terms proposed is reasonable given such disclosures; (b) no material adverse change in the condition or operations of the Bank subsequent to the execution of the agreement; and (c) no adverse market conditions at the time of offering which in KBW’s opinion make the sale of the shares by the Company inadvisable.

12. Benefit. This Agreement shall inure to the benefit of the parties hereto and their respective successors and to the parties indemnified pursuant to the terms and conditions of the Agency Agreement and their successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors provided, however, that this Agreement shall not be assignable by KBW.

13. Definitive Agreement. This letter reflects KBW’s present intention of proceeding to work with the Bank on its proposed Offering. It does not create a binding obligation on the part of the Bank, the Company or KBW except as to the agreement to maintain the confidentiality of non-public information set forth in Section 3, the payment of certain fees as set forth in Section 7(a) and 7(b) and the assumption of expenses as set forth in Section 9, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You further acknowledge that any report or analysis rendered by KBW pursuant to this engagement is rendered for use solely by the management of the Bank and its agents in connection with the Offering. Accordingly, you agree that you will not provide any such information to any other person without our prior written consent.

KBW acknowledges that in offering the Company’s stock no person will be authorized to give any information or to make any representation not contained in the offering prospectus and related offering materials filed as part of a registration statement to be declared effective in connection with the offering. Accordingly, KBW agrees that in connection with the offering it will not give any unauthorized information or make any unauthorized representation. We will be pleased to elaborate on any of the matters discussed in this letter at your convenience.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and

Mr. Robert E. Balletto

June 9, 2004

returning the original copy of this letter to the undersigned.

Very truly yours, KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Robert P. Hutchinson
Robert P. Hutchinson Vice President

GEORGE SAVINGS BANK

By:	/s/ Robert E. Balletto	Date: June 15, 2004
Robert E. Balletto Chief Executive Officer

cc: Patricia A. McJoynt

EXHIBIT A

OFFERING SERVICES PROPOSAL

TO GEORGETOWN SAVINGS BANK

KBW provides thrift institutions converting from the mutual to stock form of ownership with a comprehensive program of stock issuance services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. The following list is representative of the stock issuance services, if appropriate, we propose to perform on behalf of the Bank and the Company.

General Services

Assist management and legal counsel with the design of the transaction structure.

Analyze and make recommendations on bids from printing, transfer agent, and appraisal firms.

Assist officers and directors in obtaining bank loans to purchase stock, if requested.

Assist in drafting and distribution of press releases as required or appropriate.

Stock Offering Enhancement Services

Establish and manage Stock Information Center at the Bank. Stock Information Center personnel will track prospective investors; record stock orders; mail order confirmations; provide the Bank’s senior management with daily reports; answer customer inquiries; and handle special situations as they arise.

Assign KBW’s personnel to be at the Bank through completion of the Subscription and Community Offerings to manage the Stock Information Center, meet with prospective shareholders at individual and community information meetings (if applicable), solicit local investor interest through a tele-marketing campaign, answer inquiries, and otherwise assist in the sale of stock in the Subscription and Community Offerings. This effort will be lead by a Principal of KBW.

Create target investor list based upon review of the Bank’s depositor base.

Provide intensive financial and marketing input for drafting of the prospectus.

Stock Offering Enhancement Services- Continued

Prepare other marketing materials, including prospecting letters and brochures, and media advertisements.

Arrange logistics of community information meeting(s) as required.

Prepare audio-visual presentation by senior management for community information meeting(s).

Prepare management for question-and-answer period at community information meeting(s).

Attend and address community information meeting(s) and be available to answer questions.

Broker-Assisted Sales Services.

Arrange for broker information meeting(s) as required.

Prepare audio-visual presentation for broker information meeting(s).

Prepare script for presentation by senior management at broker information meeting(s).

Prepare management for question-and-answer period at broker information meeting(s).

Attend and address broker information meeting(s) and be available to answer questions.

Produce confidential broker memorandum to assist participating brokers in selling the Bank’s common stock.

After-market Support Services.

KBW will use their best efforts to secure trading and on-going research commitment from at least two NASD firms, one of which will be Keefe, Bruyette & Woods, Inc.